Context

Born in San Luis Potosi (MEX), Rafa Robles is an innovator, multicontextual designer, architect, artist, and business strategist based in Chicago.

Since 2011, Rafa has produced numerous projects ranging from research to implementation across contexts and scales. His diverse body of work spans the fields of innovation, design and business strategy, real estate development, urban planning, building and spatial design, digital ecosystems, visual and graphics, user experiences, and service design.

Trained as an architect, his approach to innovation is driven by utilizing social science, design, business, and ethics in order to carry out processes grounded in research, prototyping and transformational methods to find novel approaches to business challenges. He is a leader in Human Centered Design and has developed methods of practice that are used by innovation teams serving a wide range of Fortune 500 companies. His approach to simultaneously "making" and "thinking," helps his teams and clients quickly move towards viable interventions and conceptualize new realities for their businesses and customers.

Currently a manager at Doblin - a pioneer of Design Thinking - Rafa works across industries and leads interdisciplinary teams to co-design and launch innovations, help build innovation competency for clients, and develop concepts that can be prototyped, tested, and launched.

During his tenure at Doblin, Rafa created the offering Deloitte Environments to explore and deliver projects at the intersection of digital and physical environments. He also contributed significant eminence to the offering Ethos, which challenged Human Centered Design principles and processes to create a new process that helps clients launch innovations that are equitable for their stakeholders and customers. Ethos launched a new signature process called "Equity Centered Design."

In 2019, Rafa co-founded Duo/. - an innovation studio that creates built environment innovations for the benefit of society. At Duo, Rafa co-created the practice of Multicontextual Design, which intentionally investigates how objects, subjects, and authors interact to create new forms of *being*. Since its inception, Duo has helped individuals, companies, and public organizations understand and co-design solutions to deeply-rooted problems that manifest in the built environment.

Rafa lives in Chicago with his wife and daughter, where they enjoy going to museums, trying new restaurants, and walking around the city during warm summer months.

Experience

2019 - Present

Doblin (a Deloitte business)
Manager, Innovation and Design Strategy

Manage client relationships for sales, scoping, and delivery of Innovation and Human Centered Design engagements. Over 40 client proposals and projects have been delivered during tenure.
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Lead diverse teams (researchers, designers, business practitioners) through the organization, scoping, and delivery of Human Centered Design projects. Projects vary from the design of businesses, services, products, and experiences.
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Co-developed eminence for Ethos, a new offering which focuses on providing social innovation work to all industries. These frameworks have been published and built a pipeline of over $20 Million.
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Founded Deloitte Environments, a new offering which focuses on the intersection of physical and digital design to create new businesses and services. Since its inception, the new offering has sold over $5 Million and built a pipeline of over $10 Million.
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Contributed eminence for the Doblin and Deloitte teams including: innovation implementation methods, behavioral design, equitable design, managing diverse disciplines, managing innovation teams, hackathons, social innovation, equity corporate assessment, innovation coaching, and team mentorship.

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Selected projects

Euromoney: A state-of-the-art digital ecosystem for IRAs.
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Pizza Hut: A new national ordering experience.
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RBC Bank Canada: ESC client service transformation through advisor platform.
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Equity Signature Issue: A framework for Deloitte Consulting to deliver equity work.
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Deloitte Smart Factory: A high-touch experience for an Industry 4.0 showcase.
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Marriott Hotels: The hotel of the future Customer Journey.
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Lululemon: Membership platform design and purchasing experience.
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Visa Innovation: New partnership and service models for small-to-medium banks.
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Bank of America: National branch employee experience digital transformation.
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Gordon Foods Service: Loyalty digital platform design.

2019 - Present

Duo/. Development 501(c)(3)
Co-founder, Creative Director

Advise on strategy for the direction of the organization and its initiatives as well as set a creative direction for the organization and its projects.
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Co-developed the studio's Multicontextual Design methodologies.
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Advise and collaborate with interdisciplinary teams to develop Multicontextual Design projects for social service organizations.

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Selected projects

D/1 Accelerator: A real estate development accelerator to teach residents how to build their own neighborhoods.
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Esperanza Health Centers: Pre-development built environment innovation strategy for a 24,000 square foot health care facility to serve multi-generational patients.
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Tulip Plaza: Developing a space for liberation which will be sold to residents of the neighborhood and become a first-in-class example of this kind of development.
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Dandelion: A publicly-owned platform that enables residents of any neighborhood to develop local buildings and buy shares of local commercial property.





CV

Rafael Robles
rafaelrobles1991@gmail.com

Context

During this time as a Project Manager for ZSD Corp. and Ranquist Development Group, Rafa oversaw fast-paced real estate development ventures from planning and design through construction and delivery, and developed innovative sales strategies using journey mapping, which created digital experiences that are still used to help customers buy homes.

From 2012 to 2016 Rafa worked for internationally renowned design firm Studio Gang, where he collaborated with the studio on the conceptual design of high visibility and award-winning projects. Rafa also helped run the studio's fabrication lab, an essential aspect of the practice, where he honed his skills in prototyping, digital, and physical fabrication to communicate complex ideas to clients and global audiences.

Rafa's leadership style has been recognized by peers and clients as bringing a refreshing outlook that fosters collective creativity, expression, and systems of support for team members and clients. He participates in the design, art, and innovation industries through his involvement in international hackathons, exhibitions, publications, and the academic design and business school environments. Rafa has served as a design critic at: The University of Illinois at Chicago, Carnegie Mellon University, Cornell University, Loyola University Chicago, Illinois Institute of Technology, Harvard GSD, and Northwestern University.

As one of the first DACA (Deferred Action for Childhood Arrivals) recipients in 2010, Rafa has been an advocate for immigrant and human rights in collaboration with the National Immigrant Justice Center and the Office of Senator Dick Durbin. His advocacy work and story have been shared in various outlets including the United States Senate, and media outlets such as: NPR, The LA Times, The New York Times, Crain's Business, and others. He currently serves on the executive board of Esperanza Health Centers - an award-winning health organization recognized for their innovative response to COVID-19.

Skills

Innovation | Strategy | Experience/ Business/Service design | Design research | Concept Development | Workshop Planning and Facilitation | Prototyping (digital + analog) | UX/UI Design | Visual Communication | Piloting | Venture Launch | Innovation Competency Building | Sales, RFP and Project Scoping | ...

Tools

Figma | Miro | Microsoft Office | Adobe XD | Sketch | InVision | Adobe Creative Suite | Rhinoceros | Cinema 4D | Blender | AutoCad | 3D Printing | Laser Cutting | ...

Experience

2019 - Present

ZSD Corp. / Ranquist Development Group
Project Manager, Real Estate Development

Oversaw the planning, design, marketing and sales teams for real estate development projects ranging from $25 to $35 Million.
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Developed digital sales strategies for branding, marketing, and sales of new construction projects and crafted multi-media materials to garner support of governmental organizations, investors, and stakeholders.

Selected projects

The Hampdens: A 30-unit, luxury residential condominium building.
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Basecamp: 24 luxury single-family home development.

2012 - 2016

Studio Gang
Design Team Member

Responsible for daily design, and/or technical development in research, concept development, and construction phases for high visibility projects.
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Led concept development and experience design teams for competitions.
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Assisted in leading the fabrication lab to guide teams in the production of prototypes and models for real-world implementation.

Selected projects

NYC Fire Rescue 2: A Fire Rescue facility that supports training and community building.
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American Museum of Natural History: Center for science, education, and innovation.
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Vista Tower: Chicago's third tallest tower centered in sustainability.
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Obama Presidential Center: Competition for the design of a presidential library.

Education

2011 - 2015
University of Illinois at Chicago
Bachelor of Science, Design and Architecture
Honors College, Cum Laude, Highest Distinction

2021
Cornell University
Certificate, Diversity and Inclusion Leadership

2021
Escola Tecnica Superior d'Arquitectura de Barcelona (ETSAB)
Certificate, International workshop of architecture and landscape
Instruction by Pritzker Prize Winners RCR Arquitectes

Public Leadership

2021 - Present
Esperanza Health Centers
Executive Board, Member

2016 - Present
Chicago Association of Realtors
Licensed Member

2010 - Present
National Immigrant Justice Center
Spokesperson, Immigration Advocacy

2010 - Present
Office of Senator Dick Durbin
Spokesperson, Immigration Advocacy